EXHIBIT 99.1

Golar LNG Limited: 2017 AGM results notification

Golar LNG Limited (the "Company") advises that the 2017 Annual General Meeting of the Company was held on September 27, 2017 at 9:00 a.m. at Rosewood Tucker's Point, 60 Tucker's Point Drive, Hamilton Parish, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2016 were presented to the Meeting.

The following resolutions were passed:

    1      To re-elect Tor Olav Trøim as a Director of the Company.

    2      To re-elect Daniel Rabun as a Director of the Company.

    3      To re-elect Fredrik Halvorsen as a Director of the Company.

    4      To re-elect Carl Steen as a Director of the Company.

    5      To re-elect Michael Ashford as a Director of the Company.

    6      To re-elect Niels G. Stolt-Nielsen as a Director of the Company.

    7      To re-elect Lori Wheeler Naess as a Director of the Company.

    8      To re-appoint Ernst & Young LLP of London, England as auditors and to authorise the Directors to determine their remuneration.

    9      To approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$1,750,000 for the year ended December 31, 2016.

The Company also advises that with effect from today Mr. Tor Olav Troim has succeeded Mr. Dan Rabun as Chairman of the Board; Mr. Rabun will however continue as a member of the Board.

Golar LNG Limited
Hamilton, Bermuda
27 September 2017

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)